FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Press Release dated April 20, 2006 – SILVER WHEATON APPOINTS PETER BARNES AS PRESIDENT AND CEO AND ELECTS NEW DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: April 21, 2006	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
April 20, 2006	AMEX: SLW

SILVER WHEATON APPOINTS PETER BARNES AS PRESIDENT AND CEO

AND ELECTS NEW DIRECTORS

Vancouver, British Columbia – Silver Wheaton Corp. is pleased to announce that Peter Barnes has been appointed as the President and Chief Executive Officer of Silver Wheaton, and has also joined the Board of Directors of the Company.

Mr. Barnes brings more than 20 years of senior management experience to the role and, in his previous mandate as Executive Vice President and Chief Financial Officer of Goldcorp Inc. (and, formerly, Wheaton River Minerals Ltd.), helped build one of the best performing precious metal mining companies in the world.  Mr. Barnes was also the Executive Vice President and Chief Financial Officer of Silver Wheaton since its inception in 2004.  Prior to his role with Goldcorp/Wheaton River, he was President and Chief Financial Officer of Crew Development, where he was instrumental in building the company over a five year period.  Mr. Barnes is a Chartered Accountant and holds a BSc in Economics from the University of Hull, England.

“I am very pleased to be taking on the role of CEO of a rapidly growing company like Silver Wheaton,” stated Mr. Barnes, “I will now be able to dedicate my full efforts to grow Silver Wheaton into the leading silver company in the world with the support of the excellent team already in place at Silver Wheaton.”

Silver Wheaton and the Board of Directors would like to sincerely thank Mr. Eduardo Luna for his role as Interim Chief Executive Officer of the Company.  His leadership, insight and experience in the silver sector has been invaluable in building the Company to its present size.  Mr. Luna will continue to provide guidance to Silver Wheaton as its Chairman of the Board.

Fulfilling the role of Chief Financial Officer will be Nolan Watson, formerly the Controller of the Company.  Mr. Watson, a former Valedictorian of the Chartered Accounting Program, is a Chartered Financial Analyst charterholder and holds a Bachelor of Commerce Degree, with honours, from the University of British Columbia.  Prior to his role with Silver Wheaton, he worked in the Corporate Finance department of Deloitte and Touche where he specialized in financial advisory services, including mergers and acquisitions.

Silver Wheaton also welcomes Lawrence Bell and Douglas Holtby to its Board.  Mr. Holtby is Chairman of the Board of Goldcorp and has served as the Chairman of the Audit Committee of Goldcorp since February 2005 and, prior thereto, of Wheaton River since June 2003.  Mr. Holtby is President and CEO of two private investment companies, Arbutus Road and MKC Capital.  He was formerly President, CEO and a director of WIC Western International Communications Ltd., as well as a Trustee/Director for ROB.TV and CKVU.

Mr. Bell is a director of Goldcorp and the non-executive Chairman of the Board of both BC Hydro and Powerex.  He is also a director of Hardwoods Distribution Income Fund, International Forest Products and Miramar Mining Corporation and is past Chairman of the University of British Columbia Board of Directors.  Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.  In British Columbia’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

Mr. Ian Telfer, President and Chief Executive Officer of Goldcorp, has stepped down in his role as a director of Silver Wheaton.  Mr. Telfer has been instrumental in the creation and growth of Silver Wheaton to date and the Company wishes to extend its utmost gratitude for his service and leadership on the Board.  The Company looks forward to his continued input as the Chief Executive Officer of Goldcorp, the majority shareholder of Silver Wheaton.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  The Company expects to have annual silver sales of approximately 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com